 Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425
under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 001-14846
Date: May 12, 2023
Set forth below is an excerpt of the Q1 2023 Market Update presentation published by AngloGold Ashanti Limited on May 12, 2023 relating to its proposed corporate restructuring and change to domicile and primary listing location.

 Q1 2023 Market Update  FOR T HE T HR E E MONT HS E NDE D 31 MA R CH 2023

 CORPORATE RESTRUCTURING

 DISCLAIMER  19  NO OFFER OR SOLICITATION  This document is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the US pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission.  ADDITIONAL INFORMATION AND WHERE TO FIND IT  In connection with the proposed transaction, a registration statement on Form F-4 under the Securities Act of 1933 will be filed with the Securities and Exchange Commission (the SEC). Investors and shareholders are urged to read the registration statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC's website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.  CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS  Certain statements contained in this document other than statements of historical fact, including, without limitation, those concerning the growth prospects and outlook of AGA's operations, individually or in the aggregate, including the expected effects of the proposed transaction, are forward-looking statements regarding AGA's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the proposed transaction, the possibility that AGA's shareholders will not approve the proposed transaction, that the proposed transaction will not receive other necessary approvals or that the proposed transaction is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period, operational disruption due to the proposed transaction, the incurrence of unexpected transactional costs or total costs being higher than current estimates, and other business and operational risks and other factors. These factors are not necessarily all of the important factors that could cause AGA's actual results to differ materially from those expressed in any forward- looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.

CORPORATE RESTRUCTURING OVERVIEW 20 Rationale Enhanced access to the world’s deepest pools of capital Improved competitive position in line with the Group’s global peers Corporate domicile in a leading, low risk jurisdiction Minimal disruption for existing stakeholders If successfully completed, we will achieve the following outcomes A new holding company, AngloGold Ashanti (UK) Limited (to be renamed AngloGold Ashanti plc) (“New Listco”) owning all of the Group’s assets with: Substantially the same underlying shareholders as AngloGold Ashanti immediately prior to implementation of the Corporate Restructuring A primary listing on the NYSE (in the US) enhancing the existing liquidity established through the AGA ADR programme Secondary listings on the JSE, A2X (both in SA) and GhSE (in Ghana) New Listco being incorporated and tax resident in the UK subject to English company law thereby building on an already established UK corporate infrastructure No changes to the withholding tax rates for SA shareholders and no SA withholding tax on dividends for other shareholders SA shareholders being able to hold New Listco shares on the SA branch register of New Listco without using their foreign investment allowance and continue to trade their New Listco shares on the SA capital markets New Listco remaining a constituent of the key JSE indices Transaction costs There are anticipated to be costs in implementing the Corporate Restructuring in the order of ca. 5% of our market cap, with the actual costs depending on factors, including the fair market value of the Company and the prevailing ZAR/US$ exchange rate at the time of implementation. The transaction costs are once off costs and will not have a continuing effect on New Listco. Key conditions precedent The approval of the SA Exchange Control Authorities (the South African Reserve Bank, National Treasury and the Minister of Finance) - SECURED AGA shareholder approval (at least 75%)

CORPORATE RESTRUCTURING OVERVIEW

Current Simplified Corporate Structure


AGA shareholders
AngloGold Ashanti Limited ("AGA")
Remaining SA SubCo's & Associates
AngloGold Ashanti (UK) Limited ("New Listco")
AngloGold Ashanti Holdings plc ("AGAH")
Non-SA SubCo's and Associates*

Post Corporate Restructuring Structure


AGA shareholders
AngloGold Ashanti plc ("New Listco")
AngloGold Ashanti (Pty) Limited
Remaining SA SubCo's & Associates
AngloGold Ashanti Holdings plc ("AGAH")
Non-SA SubCo's and Associates**

*U.S. subsidiaries currently held under AGA to be moved under AGAH prior to implementation of the Corporate Restructuring
** Including U.S. subsidiaries previously held under AGA

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AngloGoldAshanti